Room 4561
via fax (410) 641-4964
						July 22, 2005

Reese F. Cropper, Jr.
Chairman and Chief Executive Officer
Calvin B. Taylor Bankshares, Inc.
24 North Main St.
Berlin, MD 21811

Re:	Calvin B. Taylor Bankshares, Inc
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 15,2005
	Form 10-Q for Fiscal Quarter Ended March 31, 2005
	Filed May 10, 2005

Dear Mr. Cropper:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures

1. We note your disclosure indicating that you have evaluated the effectiveness of your disclosure controls and procedures within 90 days of filing your December 31, 2004 Form 10-K and your March 31, 2005 Form 10-Q. Tell us what consideration you have given to SEC Release No. 33-8238 which requires that the evaluation be done as of the end of the period covered by the annual or quarterly reports.

2. We note that the CEO and the Treasure have concluded that the financial information and disclosures included in periodic SEC filings and the Company`s financial statements are fairly presented in conformity with generally accepted accounting principals. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Tell us how you intend to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

3. We note that as of December 31, 2004, the Company assessed its internal control system and based on your assessment the Company believes that as of December 31, 2004, its system of internal control over financial reporting met those criteria. It does not appear that your certifying officers have reached a conclusion that your internal controls over financial reporting are effective. Tell us how you intend to address your officers` conclusions regarding the effectiveness of your internal controls over financial reporting.

Certification of Principal Executive Officer
4. We note that the Company meets the requirements of an accelerated filer and accordingly you included disclosures regarding management`s assessment of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. Tell us how you considered
Section III.D of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, SEC Release No. 33-8238, available on our website at http.//www.sec.gov/rules/final/33-8238.htm, with respect to your
Section 302 certifications, to indicate that the company`s certifying officer(s) are responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under your supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Similar considerations should be made to the certifications included in your March 31, 2005 Form 10-Q.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Reese F. Cropper, Jr.
Calvin B. Taylor Bankshares, Inc
July 22, 2005
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